Exhibit 8.1

Subsidiary Name	Jurisdiction	Ownership
YD PharmaWings Limited	British Virgin Islands	100%

YD Biopharma Limited	Cayman Islands	100%

Yong Ding Biopharma Co., Ltd.	Republic of China	100%

YD Bio USA, Inc.	Delaware	100%